 Filed Pursuant to Rule 424(b)(3)

 Registration No. 333-222598

Supplement No. 3 to Prospectus Supplement Dated April 13, 2018

Dated: June 23, 2021

STATE OF ISRAEL

JUBILEE FIXED RATE BONDS (ELEVENTH SERIES)

Effective as of June 24, 2021, the aggregate principal amount of the Jubilee Fixed Rate Bonds (Eleventh Series) offered under this prospectus has been increased to $3,150,000,000.

Assuming that we sell all of the bonds at the current offering price, we will receive $2,961,000,000 of the proceeds from the sale of the bonds, after paying the underwriters’ commission which will not exceed $189,000,000 and before expenses estimated at $65,000.